UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Inside this report

Business performance summary
2	Q1 2025 performance summary
3	Performance key metrics and ratios
5	Chief Financial Officer’s review
6	Retail Banking
7	Private Banking
8	Commercial & Institutional
9	Central items & other
10	Segment performance

Risk and capital management
13	Credit risk
13	Segment analysis – portfolio summary
14	Segment analysis – loans
14	Movement in ECL provision
15	ECL post model adjustments
16	Sector analysis – portfolio summary
21	Capital, liquidity and funding risk

Financial statements and notes
28	Condensed consolidated income statement
29	Condensed consolidated statement of comprehensive income
30	Condensed consolidated balance sheet
31	Condensed consolidated statement of changes in equity
32	Presentation of condensed consolidated financial statements
32	Litigation
32	Post balance sheet events

Additional information
33	Presentation of information
33	Statutory accounts
33	Contacts
33	Forward-looking statements

Appendix
34	Non-IFRS financial measures
39	Performance measures not defined under IFRS

Q1 2025 performance summary

Chief Executive, Paul Thwaite, commented:

“Our strong first quarter performance demonstrates the positive momentum in our business as we deliver against clear strategic priorities, and we now expect to be at the upper end of our income and returns guidance for 2025. This performance is underpinned by continued growth across our three businesses and the support we provide to over 19 million customers, whether that is buying a home, growing a business or investing their money.

In the face of increased global economic uncertainty, our customers remain resilient and we saw good levels of activity through Q1 2025. The strength of our balance sheet means we are well placed to help our customers navigate any challenges, whilst also investing in our business and delivering returns to shareholders. At a time when there is a clear intent to deliver economic growth, NatWest Group is able to play an important role, shaping our future as a vital and trusted partner to our customers and to the UK itself.”

Strong Q1 2025 performance

  -
Attributable profit of £1,252 million, with earnings per share of 15.5 pence and a return on tangible equity (RoTE) of 18.5% driving capital generation pre-distributions of 49 basis points for the quarter.

  -
Total income excluding notable items(1) of £3,952 million was £80 million, or 2.1%, higher than Q4 2024, due to deposit margin expansion and increased trading income partially offset by the impact of two fewer days in the quarter, and was £538 million higher than Q1 2024 principally reflecting deposit margin expansion, balance growth and increased trading income.

  -
Net interest margin (NIM) of 2.27% was 8 basis points higher than Q4 2024 principally reflecting deposit margin expansion.

  -
Other operating expenses were £179 million, or 8.5%, lower than Q4 2024, reflecting seasonally higher costs in Q4 2024 and lower strategic costs relating to property exits, and were £93 million, or 4.6%, lower than Q1 2024 due to the timing of property exits and ongoing business transformation.

  -
A net impairment charge of £189 million, or 19 basis points of gross customer loans, with levels of default stable.

Robust balance sheet with strong capital and liquidity levels

  -
Net loans to customers excluding central items increased by £3.4 billion, or 0.9%, in the quarter to £371.9 billion largely driven by mortgages and growth in Corporate & Institutions.

  -
In the quarter we achieved our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

  -
Customer deposits excluding central items increased by £2.1 billion, or 0.5%, in the quarter due to growth in Commercial & Institutional and Retail Banking, partially offset by a reduction in Private Banking due to seasonal tax payments.

  -
The liquidity coverage ratio (LCR) of 150%, representing £54.2 billion headroom above 100% minimum requirement, remained in line with Q4 2024 as increased lending was partially offset by increased issuance.

  -
TNAV per share increased by 18 pence in the quarter to 347 pence primarily reflecting the attributable profit for the period.

  -
Common Equity Tier 1 (CET1) ratio of 13.8% was 20 basis points higher than 31 December 2024.

  -
RWAs increased by £3.8 billion in the quarter to £187.0 billion largely reflecting the annual operational risk update of £2.2 billion and lending growth partially offset by £1.2 billion of RWA management actions.

Outlook(2)

The following statements are based on our current expectations for interest rates and economic conditions. We recognise increased global economic uncertainty and will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

In 2025 we expect:

  -
to achieve a return on tangible equity at the upper end of our previously guided range of 15-16%.
  -
income excluding notable items to be at the upper end of our previously guided range of £15.2-15.7 billion.
  -
Group operating costs, excluding litigation and conduct costs, to be around £8.1 billion including £0.1 billion of one-time integration costs.
  -
our loan impairment rate to be below 20 basis points.
  -
RWAs to be in the range of £190-195 billion at the end of 2025, dependent on final CRD IV model outcomes.

In 2027 we expect:

  -
to achieve a return on tangible equity for the Group of greater than 15%.

Capital:
  -
we continue to target a CET1 ratio in the range of 13-14%.
  -
we expect to pay ordinary dividends of around 50% of attributable profit from 2025 and will consider buybacks as appropriate.

(1)
Refer to the Non-IFRS financial measures appendix for details of notable items.
(2)
The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2024 Annual Report and Accounts and Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Quarter ended
	31 March	31 December		31 March
	2025	2024		2024
Summary consolidated income statement	£m	£m	Variance	£m	Variance
Net interest income	3,026	2,968	2.0%	2,651	14.1%
Non-interest income	954	857	11.3%	824	15.8%
Total income	3,980	3,825	4.1%	3,475	14.5%
Litigation and conduct costs	(44)	(153)	(71.2%)	(24)	83.3%
Other operating expenses	(1,935)	(2,114)	(8.5%)	(2,028)	(4.6%)
Operating expenses	(1,979)	(2,267)	(12.7%)	(2,052)	(3.6%)
Profit before impairments	2,001	1,558	28.4%	1,423	40.6%
Impairment losses	(189)	(66)	186.4%	(93)	103.2%
Operating profit before tax	1,812	1,492	21.4%	1,330	36.2%
Tax charge	(471)	(233)	102.1%	(339)	38.9%
Profit from continuing operations	1,341	1,259	6.5%	991	35.3%
Profit/(loss) from discontinued operations, net of tax	-	69	(100.0%)	(4)	(100.0%)
Profit for the period	1,341	1,328	1.0%	987	35.9%

Performance key metrics and ratios
Notable items within total income (1)	£28m	£(47)m	nm	£61m	nm
Total income excluding notable items (1)	£3,952m	£3,872m	2.1%	£3,414m	15.8%
Net interest margin (1)	2.27%	2.19%	8bps	2.05%	22bps
Average interest earning assets (1)	£542bn	£539bn	0.6%	£521bn	4.0%
Cost:income ratio (excl. litigation and conduct) (1)	48.6%	55.3%	(6.7%)	58.4%	(9.8%)
Loan impairment rate (1)	19bps	7bps	12bps	10bps	9bps
Profit attributable to ordinary shareholders	£1,252m	£1,248m	0.3%	£918m	36.4%
Total earnings per share attributable to ordinary shareholders - basic	15.5p	15.3p	0.2p	10.5p	5.0p
Return on tangible equity (RoTE) (1)	18.5%	19.0%	(0.5%)	14.2%	4.3%
Climate and sustainable funding and financing (2)	£7.8bn	£8.1bn	(3.7%)	£6.6bn	18.2%

nm = not meaningful

For the notes to this table refer to the following page.

Business performance summary continued

	As at
	31 March	31 December		31 March
	2025	2024		2024
	£bn	£bn	Variance	£bn	Variance
Balance sheet
Total assets	710.0	708.0	0.3%	697.5	1.8%
Loans to customers - amortised cost	398.8	400.3	(0.4%)	378.0	5.5%
Loans to customers excluding central items (1,3)	371.9	368.5	0.9%	357.0	4.2%
Loans to customers and banks - amortised cost and FVOCI	409.5	410.2	(0.2%)	387.7	5.6%
Total impairment provisions (4)	3.5	3.4	2.9%	3.6	(2.8%)
Expected credit loss (ECL) coverage ratio	0.86%	0.83%	3bps	0.94%	(8)bps
Assets under management and administration (AUMA) (1)	48.5	48.9	(0.8%)	43.1	12.5%
Customer deposits	434.6	433.5	0.3%	432.8	0.4%
Customer deposits excluding central items (1,3)	433.4	431.3	0.5%	420.0	3.2%
Liquidity and funding
Liquidity coverage ratio (LCR)	150%	150%	-	151%	(1%)
Liquidity portfolio	222	222	-	229	(3.1%)
Net stable funding ratio (NSFR)	136%	137%	(1%)	136%	-
Loan:deposit ratio (excl. repos and reverse repos) (1)	85%	85%	-	84%	1%
Total wholesale funding	87	86	1.2%	87	-
Short-term wholesale funding	33	33	-	31	6.5%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.8%	13.6%	20bps	13.5%	30bps
Total capital ratio (5)	20.6%	19.7%	90bps	18.8%	180bps
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.8%	14.3%	50bps	14.3%	50bps
Risk-weighted assets (RWAs)	187.0	183.2	2.1%	186.3	0.4%
UK leverage ratio	5.2%	5.0%	0.2%	5.1%	0.1%
Tangible net asset value (TNAV) per ordinary share (1,7)	347p	329p	18p	302p	45p
Number of ordinary shares in issue (millions) (7)	8,067	8,043	0.3%	8,727	(7.6%)
(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. Climate and sustainable funding and financing, as defined in our CSFFI criteria, represents only a relatively small proportion of our overall funding and financing.
(3)
Central items includes treasury repo activity.
(4)
Includes £0.1 billion relating to off-balance sheet exposures (31 December 2024 – £0.1 billion; 31 March 2024 - £0.1 billion).
(5)
Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)
The pro forma CET1 ratio at 31 March 2025 excludes foreseeable item of £1,875 million for ordinary dividends. (31 December 2024 excludes foreseeable items of £1,249 million for ordinary dividends; 31 March 2024 excludes foreseeable items of £1,633 million: £1,380 million for ordinary dividends and £253 million foreseeable charges).
(7)
The number of ordinary shares in issue excludes own shares held.

Chief Financial Officer’s review

We delivered a strong performance in the first quarter of 2025 with an operating profit of £1,812 million and RoTE of 18.5%. Total income excluding notable items increased £80 million compared with Q4 2024 and we continue to see stable levels of default across our portfolio, with a net impairment charge of 19 basis points of gross customer loans.

Net loans to customers excluding central items increased £3.4 billion in the quarter, largely in Retail Banking mortgages and Corporate & Institutions, and customer deposits excluding central items were £2.1 billion higher despite the impact of elevated tax payments. We remain in a strong liquidity position, with an LCR of 150%, representing £54.2 billion headroom above 100% minimum requirement. Our CET1 ratio remains within our targeted range at 13.8%. The UK Government’s stake has reduced to less than 2%.

Strong Q1 2025 financial performance

  -
Total income increased by 4.1% to £3,980 million compared with Q4 2024 and was 14.5% higher than Q1 2024. Total income excluding notable items of £3,952 million was £80 million, or 2.1%, higher than Q4 2024 due to deposit margin expansion, lending growth and strong customer activity in trading income partially offset by the impact of two fewer days in the quarter, and was £538 million higher than Q1 2024 principally reflecting deposit margin expansion and balance growth and strong customer activity in trading income.

  -
NIM of 2.27% was 8 basis points higher than Q4 2024 principally reflecting deposit margin expansion.

  -
Total operating expenses were £288 million lower than Q4 2024 and £73 million lower than Q1 2024. Other operating expenses were £179 million, or 8.5%, lower than Q4 2024, reflecting seasonally higher costs in Q4 2024 and lower strategic costs relating to property exits, and included one-time integration costs of £7 million. Other operating expenses were £93 million, or 4.6%, lower than Q1 2024 due to the timing of property exits and ongoing business transformation. We remain committed to deliver on our full year cost guidance.

  -
A net impairment charge of £189 million, or 19 basis points of gross customer loans, with stable levels of default across the portfolio. Compared with Q4 2024, our ECL provision increased by £0.1 billion to £3.5 billion and our ECL coverage ratio has increased from 0.83% to 0.86%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 8.7% of total impairment provisions. Whilst we remain comfortable with the strong credit performance of our book, we continue to assess this position.

  -
As a result, we are pleased to report an attributable profit for Q1 2025 of £1,252 million, with earnings per share of 15.5 pence and a RoTE of 18.5%.

Robust balance sheet with strong capital and liquidity levels

  -
Net loans to customers excluding central items increased by £3.4 billion in the quarter to £371.9 billion primarily reflecting a £2.0 billion increase in Retail Banking mortgage balances and a £1.2 billion increase in Commercial & Institutional, driven by growth in Corporate & Institutions, partly offset by £0.4 billion of UK Government scheme repayments.

  -
Customer deposits excluding central items increased by £2.1 billion in the quarter to £433.4 billion reflecting £2.4 billion growth in Commercial & Institutional, largely in Corporate & Institutions and Commercial Mid-market excluding the impact of client transfers and a £0.9 billion increase in Retail Banking, largely current accounts, partially offset by a £1.2 billion reduction in Private Banking due to seasonal tax payment outflows. Term balances remain stable at 16% of our book, in line with Q4 2024.

  -
The LCR of 150%, representing £54.2 billion headroom above 100% minimum requirement, remained in line with Q4 2024 as increased lending was partially offset by increased issuance. Our primary liquidity at Q1 2025 was £163.1 billion, of which £95.1 billion (58%) was cash at central banks. Total wholesale funding increased by £1.7 billion in the quarter to £87.2 billion.

  -
TNAV per share increased by 18 pence in the quarter to 347 pence primarily reflecting the attributable profit for the period.

  -
The CET1 ratio of 13.8% increased by 20 basis points in the quarter as the attributable profit for the quarter, c.70 basis points, was partially offset by the increase in RWAs, c.30 basis points, and a c.30 basis points ordinary dividend deduction as we accrue to 50% of attributable profit.

  -
RWAs increased £3.8 billion in the quarter to £187.0 billion largely reflecting lending growth, an increase for CRD IV models of £0.8 billion and a £2.2 billion increase associated with the annual update to operational risk partially offset by RWA management actions of £1.2 billion.

Business performance summary

Retail Banking

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Total income	1,540	1,501	1,325
Operating expenses	(681)	(808)	(773)
of which: Other operating expenses	(677)	(714)	(767)
Impairment losses	(109)	(16)	(63)
Operating profit	750	677	489

Return on equity (1)	24.5%	21.4%	16.5%
Net interest margin (1)	2.58%	2.47%	2.22%
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	47.6%	57.9%
Loan impairment rate (1)	21bps	3bps	12bps

	As at
	31 March	31 December	31 March
	2025	2024	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	210.4	208.4	203.5
Customer deposits	195.7	194.8	190.0
RWAs	66.8	65.5	62.5

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q1 2025, Retail Banking delivered a return on equity of 24.5% and an operating profit of £750 million, with continued positive income and net interest margin momentum from deposit margin expansion. We have continued to support our 18.2 million Retail Banking customers with continued improvements to our digital journeys and have announced a wide-ranging collaboration with Open AI focused on deploying generative AI to meet customers’ needs faster and more effectively.

Retail Banking provided £1.1 billion of climate and sustainable funding and financing in Q1 2025 from lending on properties with an EPC rating of A or B.

  -
Total income was £39 million, or 2.6% higher than Q4 2024 reflecting deposit margin expansion, partly offset by the impact of two fewer days in the quarter. Total income was £215 million, or 16.2%, higher compared with Q1 2024 reflecting deposit margin expansion and deposit balance growth. This was partly offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances and asset margin compression.

  -
Net interest margin was 11 basis points higher than Q4 2024 largely reflecting the factors noted above.

  -
Other operating expenses were £37 million, or 5.2%, lower than Q4 2024 reflecting the non-repeat of the Q4 2024 annual Bank Levy, together with lower severance and property exit costs, partly offset by the Q1 2025 Bank of England Levy. Other operating expenses were £90 million, or 11.7%, lower than Q1 2024 due to lower severance and property exit costs, a 9.2% reduction in headcount and lower non-staff costs.

  -
An impairment charge of £109 million, compared with a £16 million charge in Q4 2024 and a £63 million charge in Q1 2024, largely driven by the non-repeat of good book releases.

  -
Net loans to customers increased by £2.0 billion, or 1.0%, in Q1 2025 driven by £2.0 billion higher mortgage balances, supported by the acceleration of new lending ahead of the increase in Stamp Duty Land Tax on 1 April 2025. Personal advances increased by £0.1 billion, or 1.2%, higher with credit card balances broadly in line with Q4 2024.

  -
Customer deposits increased by £0.9 billion, or 0.5%, in Q1 2025, driven by overall personal market growth, partly offset by seasonal tax payments.

  -
RWAs increased by £1.3 billion, or 2.0%, in Q1 2025 primarily due to the annual recalculation of operational risk, model updates and book movements.

Business performance summary continued

Private Banking

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Total income	265	272	208
of which: AUMA income (1)	72	72	62
Operating expenses	(187)	(194)	(181)
of which: Other operating expenses	(187)	(192)	(180)
Impairment (losses)/releases	(1)	(3)	6
Operating profit	77	75	33

Return on equity (1)	17.1%	16.3%	6.7%
Net interest margin (1)	2.59%	2.72%	2.06%
Cost:income ratio (excl. litigation and conduct) (1)	70.6%	70.6%	86.5%
Loan impairment rate (1)	2bps	7bps	(13)bps
AUMA net flows (£bn) (1)	0.8	1.0	0.3

	As at
	31 March	31 December	31 March
	2025	2024	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.4	18.2	18.2
Customer deposits	41.2	42.4	37.8
Assets under management (AUM) (1)	36.7	37.0	33.6
Assets under administration (AUA) (1)	11.8	11.9	9.5
Total assets under management and
administration (AUMA) (1)	48.5	48.9	43.1
Total combined assets and liabilities (CAL) (2)	106.9	108.4	97.9
RWAs	11.3	11.0	11.3

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
CAL refers to customer deposits, net loans to customers and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.

During Q1 2025, Private Banking continued to deliver a strong performance with an operating profit of £77 million and return on equity of 17.1%. We have continued to see strong AUM net flows and stabilisation of our lending balances. We have continued to support our customers by launching our new online investment advice service, enabling us to deliver investment advice at scale for retail and premier banking customers. We have improved client experience through the launch of two new digital account opening journeys for Coutts customers.

Private Banking provided £0.1 billion of climate and sustainable funding and financing in Q1 2025, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

  -
Total income was £7 million, or 2.6% lower than Q4 2024 primarily reflecting the non-repeat of a £13 million effective interest rate adjustment following a review of customer mortgage repayment behaviour in Q4 2024 and impact of two fewer days in the quarter, partly offset by deposit margin expansion. Total income was £57 million, or 27.4% higher than Q1 2024 largely driven by deposit margin expansion and higher non-interest income.

  -
Net interest margin was 13 basis points lower than Q4 2024 largely reflecting the factors noted above.

  -
Other operating expenses were £5 million, or 2.6%, lower than Q4 2024 primarily reflecting the non-repeat of the Q4 2024 annual Bank Levy, partly offset by the Q1 2025 Bank of England Levy and higher severance costs. Other operating expenses were £7 million, or 3.9%, higher than Q1 2024 largely due to higher severance costs and higher investment spend.

  -
An impairment charge of £1 million, compared with a £3 million charge in Q4 2024 and a £6 million release in Q1 2024, largely reflecting the non-repeat of good book releases, with Stage 3 charges broadly flat and remaining at low levels.

  -
CAL were £1.5 billion, or 1.4% lower than Q4 2024 as lending growth is offset by lower AUMA and deposit balances.

  -
Net loans to customers were £0.2 billion, or 1.1%, higher than Q4 2024 driven by higher mortgage balances and higher commercial balances.

  -
Customer deposits decreased by £1.2 billion, or 2.8%, in Q1 2025 largely reflecting seasonal tax payments and outflows of transitory balances.

  -
AUMA balances decreased by £0.4 billion in the quarter primarily driven by negative market movements of £1.2 billion and AUA net outflows of £0.1 billion, partially offset by AUM net inflows of £0.8 billion and Cushon net inflows of £0.1 billion.

Business performance summary continued

Commercial & Institutional

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Net interest income	1,459	1,404	1,246
Non-interest income	683	682	613
Total income	2,142	2,086	1,859

Operating expenses	(1,044)	(1,179)	(1,051)
of which: Other operating expenses	(1,015)	(1,134)	(1,020)
Impairment losses	(78)	(46)	(39)
Operating profit	1,020	861	769

Return on equity (1)	19.3%	16.6%	14.6%
Net interest margin (1)	2.32%	2.21%	2.07%
Cost:income ratio (excl. litigation and conduct) (1)	47.4%	54.4%	54.9%
Loan impairment rate (1)	22bps	13bps	11bps

	As at
	31 March	31 December	31 March
	2025	2024	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	143.1	141.9	135.3
Customer deposits	196.5	194.1	192.2
Funded assets (1)	336.1	321.6	321.7
RWAs	107.3	104.7	109.9

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During Q1 2025, Commercial & Institutional continued to deliver a strong performance in income and operating profit, supporting a return on equity of 19.3%, an increase from 16.6% in Q4 2024. We continued to see demand to support clients’ risk management and funding needs during volatile markets, helping to increase income.

Commercial & Institutional provided £6.5 billion of climate and sustainable funding and financing in Q1 2025 to support customers investing in the transition to net zero.

  -
Total income was £56 million, or 2.7%, higher than Q4 2024 primarily reflecting strong customer activity in markets trading income, capital markets underwriting, deposit income and customer lending growth, partly offset by the impact of two fewer days in the quarter. Total income was £283 million, or 15.2%, higher than Q1 2024 primarily due to deposit margin expansion, customer lending growth and strong customer activity in markets trading income.

  -
Net interest margin was 11 basis points higher than Q4 2024 reflecting continued deposit margin expansion.

  -
Other operating expenses were £119 million, or 10.5%, lower than Q4 2024 primarily reflecting the non-repeat of the Q4 2024 annual Bank Levy partially offset by the Q1 2025 Bank of England Levy. Other operating expenses were £5 million, or 0.5%, lower than Q1 2024 mainly due to non-staff costs.

  -
An impairment charge of £78 million in Q1 2025 compared with a £39 million charge in Q1 2024 reflecting a reduction in post model adjustment releases and higher Stage 3 charges, from a small number of larger counterparties. Compared with Q4 2024, the impairment charge was £32 million higher reflecting increased Stage 3 charges from a small number of larger counterparties, partially offset by post model adjustment releases.

  -
Net loans to customers increased by £1.2 billion, or 0.8%, in Q1 2025 principally due to growth within Corporate & Institutions, partly offset by UK Government scheme repayments of £0.4 billion.

  -
Customer deposits increased by £2.4 billion, or 1.2%, in Q1 2025 largely reflecting growth within Corporate & Institutions and Commercial Mid-market excluding the impact of client transfers. During Q1 2025 client transfers of approximately £4.9 billion from Commercial Mid-market to Corporate & Institutions were undertaken with an equivalent value of £3.3 billion at Q4 2024.

  -     RWAs increased by £2.6 billion, or 2.5%, compared with Q4 2024 primarily driven by the annual recalculation of operational risk and increases in market risk and credit risk from book growth, partly offset by continued RWA management activity.

Business performance summary continued

Central items & other

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Continuing operations
Total income	33	(34)	83
Operating expenses	(67)	(86)	(47)
of which: Other operating expenses	(56)	(74)	(61)
Impairment (losses)/releases	(1)	(1)	3
Operating (loss)/profit	(35)	(121)	39

	As at
	31 March	31 December	31 March
	2025	2024	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	26.9	31.8	21.0
Customer deposits	1.2	2.2	12.8
RWAs	1.6	2.0	2.6

  -
Total income was £67 million higher than Q4 2024 primarily reflecting notable items including higher business growth fund gains and foreign exchange recycling losses in Q4 2024, partially offset with lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships. Total income was £50 million lower than Q1 2024 primarily reflecting notable items including lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships.

  -
Other operating expenses were £18 million, or 24.3%, lower than Q4 2024 principally reflecting the timing of strategic costs largely relating to property exits and were £5 million, or 8.2%, lower than Q1 2024 largely due to reduction in costs due to our withdrawal of operations from the Republic of Ireland.

  -
Net loans to customers decreased by £4.9 billion, or 15.4%, in Q1 2025 driven by reverse repo activity in Treasury.

  -
Customer deposits of £1.2 billion decreased by £1.0 billion in Q1 2025 of which £0.3 billion relates to repo activity in Treasury.

Segment performance

	Quarter ended 31 March 2025
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,438	181	1,459	(52)	3,026
Own credit adjustments	-	-	6	-	6
Other non-interest income	102	84	677	85	948
Total income	1,540	265	2,142	33	3,980
Direct expenses	(166)	(59)	(379)	(1,331)	(1,935)
Indirect expenses	(511)	(128)	(636)	1,275	-
Other operating expenses	(677)	(187)	(1,015)	(56)	(1,935)
Litigation and conduct costs	(4)	-	(29)	(11)	(44)
Operating expenses	(681)	(187)	(1,044)	(67)	(1,979)
Operating profit/(loss) before impairment losses	859	78	1,098	(34)	2,001
Impairment losses	(109)	(1)	(78)	(1)	(189)
Operating profit/(loss)	750	77	1,020	(35)	1,812

Total income excluding notable items (1)	1,540	265	2,136	11	3,952

Additional information
Return on tangible equity (1)	na	na	na	na	18.5%
Return on equity (1)	24.5%	17.1%	19.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	70.6%	47.4%	nm	48.6%
Total assets (£bn)	234.3	28.9	397.9	48.9	710.0
Funded assets (£bn) (1)	234.3	28.9	336.1	47.9	647.2
Net loans to customers - amortised cost (£bn)	210.4	18.4	143.1	26.9	398.8
Loan impairment rate (1)	21bps	2bps	22bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	-	(3.5)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	195.7	41.2	196.5	1.2	434.6
Risk-weighted assets (RWAs) (£bn)	66.8	11.3	107.3	1.6	187.0
RWA equivalent (RWAe) (£bn)	67.6	11.3	108.5	2.1	189.5
Employee numbers (FTEs - thousands)	11.9	2.2	12.8	32.5	59.4
Third party customer asset rate (1)	4.29%	4.83%	6.24%	nm	nm
Third party customer funding rate (1)	(1.87%)	(2.90%)	(1.71%)	nm	nm
Average interest earning assets (£bn) (1)	226.5	28.4	255.2	na	541.6
Net interest margin (1)	2.58%	2.59%	2.32%	na	2.27%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 31 December 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,408	190	1,404	(34)	2,968
Own credit adjustments	-	-	(4)	-	(4)
Other non-interest income	93	82	686	-	861
Total income	1,501	272	2,086	(34)	3,825
Direct expenses	(191)	(65)	(417)	(1,441)	(2,114)
Indirect expenses	(523)	(127)	(717)	1,367	-
Other operating expenses	(714)	(192)	(1,134)	(74)	(2,114)
Litigation and conduct costs	(94)	(2)	(45)	(12)	(153)
Operating expenses	(808)	(194)	(1,179)	(86)	(2,267)
Operating profit/(loss) before impairment losses	693	78	907	(120)	1,558
Impairment losses	(16)	(3)	(46)	(1)	(66)
Operating profit/(loss)	677	75	861	(121)	1,492

Total income excluding notable items (1)	1,501	272	2,090	9	3,872

Additional information
Return on tangible equity (1)	na	na	na	na	19.0%
Return on equity (1)	21.4%	16.3%	16.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.6%	70.6%	54.4%	nm	55.3%
Total assets (£bn)	232.8	28.6	398.7	47.9	708.0
Funded assets (£bn) (1)	232.8	28.6	321.6	46.6	629.6
Net loans to customers - amortised cost (£bn)	208.4	18.2	141.9	31.8	400.3
Loan impairment rate (1)	3bps	7bps	13bps	nm	7bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.5)	-	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Risk-weighted assets (RWAs) (£bn)	65.5	11.0	104.7	2.0	183.2
RWA equivalent (RWAe) (£bn)	66.5	11.0	105.9	2.5	185.9
Employee numbers (FTEs - thousands)	12.0	2.1	12.8	32.3	59.2
Third party customer asset rate (1)	4.21%	5.22%	6.36%	nm	nm
Third party customer funding rate (1)	(1.97%)	(3.06%)	(1.83%)	nm	nm
Average interest earning assets (£bn) (1)	226.3	27.8	252.2	na	538.8
Net interest margin (1)	2.47%	2.72%	2.21%	na	2.19%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 31 March 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,216	134	1,246	55	2,651
Own credit adjustments	-	-	(5)	-	(5)
Other non-interest income	109	74	618	28	829
Total income	1,325	208	1,859	83	3,475
Direct expenses	(189)	(61)	(384)	(1,394)	(2,028)
Indirect expenses	(578)	(119)	(636)	1,333	-
Other operating expenses	(767)	(180)	(1,020)	(61)	(2,028)
Litigation and conduct costs	(6)	(1)	(31)	14	(24)
Operating expenses	(773)	(181)	(1,051)	(47)	(2,052)
Operating profit before impairment losses/releases	552	27	808	36	1,423
Impairment (losses)/releases	(63)	6	(39)	3	(93)
Operating profit	489	33	769	39	1,330

Total income excluding notable items (1)	1,325	208	1,864	17	3,414

Additional information
Return on tangible equity (1)	na	na	na	na	14.2%
Return on equity (1)	16.5%	6.7%	14.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	57.9%	86.5%	54.9%	nm	58.4%
Total assets (£bn)	226.4	26.5	388.8	55.8	697.5
Funded assets (£bn) (1)	226.4	26.5	321.7	54.7	629.3
Net loans to customers - amortised cost (£bn)	203.5	18.2	135.3	21.0	378.0
Loan impairment rate (1)	12bps	(13)bps	11bps	nm	10bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.2)	-	(0.8)	-	(2.0)
Customer deposits (£bn)	190.0	37.8	192.2	12.8	432.8
Risk-weighted assets (RWAs) (£bn)	62.5	11.3	109.9	2.6	186.3
RWA equivalent (RWAe) (£bn)	62.6	11.3	111.1	3.1	188.1
Employee numbers (FTEs - thousands)	13.1	2.2	12.7	33.3	61.3
Third party customer asset rate (1)	3.79%	4.97%	6.81%	nm	nm
Third party customer funding rate (1)	(2.05%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	220.6	26.2	241.9	na	521.1
Net interest margin (1)	2.22%	2.06%	2.07%	na	2.05%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Risk and capital management

Credit risk

Segment analysis – portfolio summary

The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

	31 March 2025					31 December 2024
	Retail	Private	Commercial &	Central items		Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	184,976	17,331	130,688	30,573	363,568	182,366	17,155	128,988	35,312	363,821
Stage 2	23,586	860	15,423	58	39,927	24,242	844	15,339	49	40,474
Stage 3	3,333	339	2,298	4	5,974	3,268	322	2,340	-	5,930
Of which: individual	-	255	1,125	-	1,380	-	233	1,052	-	1,285
Of which: collective	3,333	84	1,173	4	4,594	3,268	89	1,288	-	4,645
Total	211,895	18,530	148,409	30,635	409,469	209,876	18,321	146,667	35,361	410,225
ECL provisions (3)
Stage 1	289	15	275	15	594	279	16	289	14	598
Stage 2	430	10	345	2	787	428	12	346	1	787
Stage 3	1,127	40	976	-	2,143	1,063	36	941	-	2,040
Of which: individual	-	40	452	-	492	-	36	415	-	451
Of which: collective	1,127	-	524	-	1,651	1,063	-	526	-	1,589
Total	1,846	65	1,596	17	3,524	1,770	64	1,576	15	3,425
ECL provisions coverage (4)
Stage 1 (%)	0.16	0.09	0.21	0.05	0.16	0.15	0.09	0.22	0.04	0.16
Stage 2 (%)	1.82	1.16	2.24	3.45	1.97	1.77	1.42	2.26	2.04	1.94
Stage 3 (%)	33.81	11.80	42.47	-	35.87	32.53	11.18	40.21	-	34.40
Total	0.87	0.35	1.08	0.06	0.86	0.84	0.35	1.07	0.04	0.83

(1)
The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £97.9 billion (31 December 2024 – £91.8 billion) and debt securities of £63.1 billion (31 December 2024 – £62.4 billion). FVOCI – fair value through other comprehensive income.

(2)	Includes loans to customers and banks.
(3)	Includes £4 million (31 December 2024 – £4 million) related to assets classified as FVOCI and £0.1 billion (31 December 2024 – £0.1 billion) related to off-balance sheet exposures.
(4)
ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

Risk and capital management continued

Credit risk continued

Segment analysis – loans

  -
Retail Banking – Asset quality and arrears rates remained largely stable and within expectations in the quarter. Reflecting the stable portfolio performance, good book ECL coverage remained largely consistent with December 2024, as economic scenarios were unchanged and there were minimal movements in probability of default and loss given default estimates. Total ECL coverage saw a slight increase during the quarter, driven by growth in Stage 3 ECL on unsecured portfolios. Growth in Stage 3 balances reflected less debt sale activity compared to Q4 2024, alongside stable Stage 3 inflows.

  -
Commercial & Institutional – Coverage remained stable with small increases in ECL alongside balance growth. Overall ECL increased, primarily in Stage 3, driven by a limited number of flows into default. Stage 1 and Stage 2 ECL reduced marginally due to a decrease in post model adjustments and positive movements in risk metrics.

Movement in ECL provision

The table below shows the main ECL provision movements during the quarter.

ECL provision
£m
At 1 January 2025	3,425
Changes in risk metrics and exposure: Stage 1 and Stage 2	(2)
Changes in risk metrics and exposure: Stage 3	215
Judgemental changes:
Changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(3)
Write-offs and other	(111)
At 31 March 2025	3,524

  -
ECL increased in Q1 2025, as Stage 3 charges were only partially offset by write-offs. There were Stage 3 default flow increases, particularly in the Personal portfolio. These were broadly in line with expectations due to growth and normalisation of risk parameters. In the Commercial & Institutional portfolio, Stage 3 ECL increased due to a small number of individual charges.
  -
Judgemental ECL post model adjustments were consistent with 31 December 2024. This reflected a decision not to release any economic uncertainty post model adjustments in the quarter based on a forward-looking basis given recent geopolitical events. Judgemental ECL post model adjustments represented 9% of the total ECL (31 December 2024 - 10%). Refer to the ECL post model adjustments section for further details.

Risk and capital management continued

Credit risk continued

ECL post model adjustments
The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &
	Mortgages	Other	Banking	Institutional	Total
31 March 2025	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	18	19
Economic uncertainty	89	29	8	179	305
Other adjustments	-	-	-	9	9
Total	89	29	9	206	333

Of which:
- Stage 1	57	11	4	87	159
- Stage 2	27	18	5	118	168
- Stage 3	5	-	-	1	6

31 December 2024
Deferred model calibrations	-	-	1	18	19
Economic uncertainty	90	22	8	179	299
Other adjustments	-	-	-	18	18
Total	90	22	9	215	336

Of which:
- Stage 1	58	9	5	94	166
- Stage 2	26	13	4	119	162
- Stage 3	6	-	-	2	8

Post model adjustments remained broadly flat overall since 31 December 2024. This mainly reflected economic uncertainty and continued related concerns around customer affordability, inflation, supply chain, geopolitical risk and liquidity.

  -
Retail Banking – The post model adjustment for economic uncertainty increased to £118 million at 31 March 2025, from £112 million at 31 December 2024. This increase was primarily in the cost of living post model adjustment in credit cards. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including lower-income customers in fuel poverty, over-indebted borrowers and customers who remain vulnerable to higher mortgage rates.
  -
Commercial & Institutional – The post model adjustment for economic uncertainty remained unchanged at £179 million. The inflation, supply chain and liquidity post model adjustment of £149 million was maintained for lending prior to 1 January 2024, being a sector level downgrade applied to the sectors that are considered most at risk from the current economic and geopolitical headwinds. There was an £8 million equivalent in the Private Banking portfolio.
  -
The remaining £27 million (31 December 2024 - £36 million) of post model adjustments were for deferred model calibrations relating to refinance risk and to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk.

Risk and capital management continued

Credit risk continued
Sector analysis – portfolio summary
The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
					Corporate	Financial
	Mortgages (1)	Credit cards	Other personal	Total	and other	institutions	Sovereign	Total	Total
31 March 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	211,948	6,906	9,893	228,747	110,612	68,753	1,357	180,722	409,469
- UK	211,935	6,906	9,893	228,734	96,591	42,413	693	139,697	368,431
- Other Europe	13	-	-	13	6,540	12,500	349	19,389	19,402
- RoW	-	-	-	-	7,481	13,840	315	21,636	21,636
Loans by asset quality (2)	211,948	6,906	9,893	228,747	110,612	68,753	1,357	180,722	409,469
- AQ1-AQ4	116,141	121	809	117,071	41,988	63,346	1,078	106,412	223,483
- AQ5-AQ8	92,144	6,475	7,968	106,587	66,150	5,283	127	71,560	178,147
- AQ9	1,118	123	204	1,445	285	2	133	420	1,865
- AQ10	2,545	187	912	3,644	2,189	122	19	2,330	5,974
Loans by stage	211,948	6,906	9,893	228,747	110,612	68,753	1,357	180,722	409,469
- Stage 1	188,720	4,847	7,576	201,143	93,077	68,143	1,205	162,425	363,568
- Stage 2	20,683	1,872	1,405	23,960	15,346	488	133	15,967	39,927
- Stage 3	2,545	187	912	3,644	2,189	122	19	2,330	5,974
- Of which: individual	153	-	25	178	1,066	117	19	1,202	1,380
- Of which: collective	2,392	187	887	3,466	1,123	5	-	1,128	4,594
Loans - past due analysis	211,948	6,906	9,893	228,747	110,612	68,753	1,357	180,722	409,469
- Not past due	208,762	6,682	8,963	224,407	107,309	68,091	1,338	176,738	401,145
- Past due 1-30 days	1,474	50	70	1,594	1,937	602	-	2,539	4,133
- Past due 31-90 days	582	56	106	744	424	4	-	428	1,172
- Past due 91-180 days	377	46	90	513	96	-	19	115	628
- Past due >180 days	753	72	664	1,489	846	56	-	902	2,391
Loans - Stage 2	20,683	1,872	1,405	23,960	15,346	488	133	15,967	39,927
- Not past due	19,500	1,804	1,304	22,608	14,436	481	133	15,050	37,658
- Past due 1-30 days	930	32	37	999	608	3	-	611	1,610
- Past due 31-90 days	253	36	64	353	302	4	-	306	659
Weighted average life
- ECL measurement (years)	9	4	6	6	5	2	nm	5	5
Weighted average 12 months PDs
- IFRS 9 (%)	0.50	3.29	4.59	0.75	1.27	0.16	5.05	0.87	0.80
- Basel (%)	0.67	3.77	3.28	0.87	1.12	0.15	5.05	0.78	0.83
ECL provisions by geography	469	409	1,012	1,890	1,486	127	21	1,634	3,524
- UK	469	409	1,012	1,890	1,323	72	13	1,408	3,298
- Other Europe	-	-	-	-	102	12	-	114	114
- RoW	-	-	-	-	61	43	8	112	112

nm = not meaningful

For the notes to this table refer to page 19.

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
					Corporate	Financial
	Mortgages (1)	Credit cards	Other personal	Total	and other	institutions	Sovereign	Total	Total
31 March 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	469	409	1,012	1,890	1,486	127	21	1,634	3,524
- Stage 1	76	84	134	294	248	38	14	300	594
- Stage 2	61	192	179	432	343	10	2	355	787
- Stage 3	332	133	699	1,164	895	79	5	979	2,143
- Of which: individual	12	-	14	26	385	76	5	466	492
- Of which: collective	320	133	685	1,138	510	3	-	513	1,651
ECL provisions coverage (%)	0.22	5.92	10.23	0.83	1.34	0.18	1.55	0.90	0.86
- Stage 1 (%)	0.04	1.73	1.77	0.15	0.27	0.06	1.16	0.18	0.16
- Stage 2 (%)	0.29	10.26	12.74	1.80	2.24	2.05	1.50	2.22	1.97
- Stage 3 (%)	13.05	71.12	76.64	31.94	40.89	64.75	26.32	42.02	35.87
Loans by residual maturity	211,948	6,906	9,893	228,747	110,612	68,753	1,357	180,722	409,469
- <1 year	1,929	1,591	2,467	5,987	31,236	52,211	518	83,965	89,952
- 1-5 year	8,424	5,315	5,824	19,563	49,943	11,799	504	62,246	81,809
- >5< 15 year	42,522	-	1,596	44,118	21,080	4,604	299	25,983	70,101
- >15 year	159,073	-	6	159,079	8,353	139	36	8,528	167,607
Other financial assets by asset quality (2)	-	-	-	-	3,834	25,450	131,681	160,965	160,965
- AQ1-AQ4	-	-	-	-	3,829	24,992	131,681	160,502	160,502
- AQ5-AQ8	-	-	-	-	5	458	-	463	463
Off-balance sheet	12,373	21,182	7,838	41,393	76,708	21,394	209	98,311	139,704
- Loan commitments	12,373	21,182	7,798	41,353	73,858	19,939	209	94,006	135,359
- Contingent liabilities	-	-	40	40	2,850	1,455	-	4,305	4,345
Off-balance sheet by asset quality (2)	12,373	21,182	7,838	41,393	76,708	21,394	209	98,311	139,704
- AQ1-AQ4	11,594	483	6,504	18,581	48,220	19,646	128	67,994	86,575
- AQ5-AQ8	766	20,336	1,293	22,395	28,031	1,692	16	29,739	52,134
- AQ9	-	13	13	26	19	-	63	82	108
- AQ10	13	350	28	391	438	56	2	496	887

For the notes to this table refer to page 19.

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
					Corporate	Financial
	Mortgages (1)	Credit cards	Other personal	Total	and other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- UK	209,846	6,930	9,749	226,525	97,409	43,412	562	141,383	367,908
- Other Europe	-	-	-	-	6,311	14,747	766	21,824	21,824
- RoW	-	-	-	-	8,014	12,162	317	20,493	20,493
Loans by asset quality (2)	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- AQ1-AQ4	113,209	128	818	114,155	43,918	65,078	1,365	110,361	224,516
- AQ5-AQ8	92,946	6,516	7,880	107,342	65,231	5,172	127	70,530	177,872
- AQ9	1,156	110	191	1,457	306	12	132	450	1,907
- AQ10	2,535	176	860	3,571	2,279	59	21	2,359	5,930
Loans by stage	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Stage 1	186,250	4,801	7,267	198,318	94,991	69,021	1,491	165,503	363,821
- Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Stage 3	2,535	176	860	3,571	2,279	59	21	2,359	5,930
- Of which: individual	141	-	26	167	1,046	51	21	1,118	1,285
- Of which: collective	2,394	176	834	3,404	1,233	8	-	1,241	4,645
Loans - past due analysis	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Not past due	206,739	6,721	8,865	222,325	107,855	70,055	1,627	179,537	401,862
- Past due 1-30 days	1,404	50	70	1,524	2,530	211	-	2,741	4,265
- Past due 31-90 days	580	51	99	730	398	2	18	418	1,148
- Past due 91-180 days	408	41	96	545	139	49	-	188	733
- Past due >180 days	715	67	619	1,401	812	4	-	816	2,217
Loans - Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Not past due	19,939	1,889	1,521	23,349	13,485	1,228	133	14,846	38,195
- Past due 1-30 days	853	31	37	921	640	11	-	651	1,572
- Past due 31-90 days	269	33	64	366	339	2	-	341	707
Weighted average life
- ECL measurement (years)	8	4	6	6	6	2	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	462	381	969	1,812	1,504	90	19	1,613	3,425
- UK	462	381	969	1,812	1,335	37	12	1,384	3,196
- Other Europe	-	-	-	-	109	9	-	118	118
- RoW	-	-	-	-	60	44	7	111	111

nm = not meaningful

For the notes to this table refer to the following page.

Risk and capital management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
					Corporate	Financial
	Mortgages (1)	Credit cards	Other personal	Total	and other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	-	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	-	518	1,589
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- <1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- 1-5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- >5< 15 year	45,454	-	1,006	46,460	20,623	4,270	298	25,191	71,651
- >15 year	149,374	-	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (2)	-	-	-	-	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	-	-	-	-	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	-	-	-	-	5	359	-	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Contingent liabilities	-	-	41	41	3,024	1,584	-	4,608	4,649
Off-balance sheet by asset quality (2)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	-	63	82	112
- AQ10	15	337	26	378	392	49	-	441	819

(1)
Includes a portion of Private Banking lending secured against residential real estate in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in the UK reflecting the country of lending origination and includes crown dependencies
(2)
AQ bandings are based on Basel PDs and mapping as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

£0.4 billion (31 December 2024 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

Risk and capital management continued

Credit risk continued
Sector analysis – portfolio summary continued

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 March 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	201,143	23,960	3,644	228,747	41,353	40	294	432	1,164	1,890
Mortgages (1)	188,720	20,683	2,545	211,948	12,373	-	76	61	332	469
Credit cards	4,847	1,872	187	6,906	21,182	-	84	192	133	409
Other personal	7,576	1,405	912	9,893	7,798	40	134	179	699	1,012
Non-Personal	162,425	15,967	2,330	180,722	94,006	4,305	300	355	979	1,634
Financial institutions (2)	68,143	488	122	68,753	19,939	1,455	38	10	79	127
Sovereigns	1,205	133	19	1,357	209	-	14	2	5	21
Corporate and other	93,077	15,346	2,189	110,612	73,858	2,850	248	343	895	1,486
Of which:
Commercial real estate	16,264	1,447	435	18,146	6,750	160	72	30	136	238
Mobility and logistics	13,653	2,575	146	16,374	9,606	508	24	38	66	128
Consumer industries	12,511	3,099	416	16,026	11,073	556	41	83	191	315
Total	363,568	39,927	5,974	409,469	135,359	4,345	594	787	2,143	3,524

31 December 2024
Personal	198,318	24,636	3,571	226,525	41,847	41	284	429	1,099	1,812
Mortgages (1)	186,250	21,061	2,535	209,846	13,806	-	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	-	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-Personal	165,503	15,838	2,359	183,700	93,520	4,608	314	358	941	1,613
Financial institutions (2)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereigns	1,491	133	21	1,645	239	-	12	2	5	19
Corporate and other	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:
Commercial real estate	16,191	1,517	433	18,141	6,661	143	70	30	146	246
Consumer industries	13,312	3,015	444	16,771	10,706	595	45	90	188	323
Mobility and logistics	13,363	2,384	148	15,895	9,367	595	26	35	67	128
Total	363,821	40,474	5,930	410,225	135,367	4,649	598	787	2,040	3,425

(1)
As at 31 March 2025, £139.8 billion, 65.9%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2024 – £139.1 billion, 66.3%). Of which, 47.1% were rated as EPC A to C (31 December 2024 – 46.3%).

(2)	Includes transactions, such as securitisations, where the underlying assets may be in other sectors.

Risk and capital management continued

Capital, liquidity and funding risk

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2024

CET1 ratio 13.8% (2024 – 13.6%)
The CET1 ratio increased by 20 basis points to 13.8% due to a £0.8 billion increase in CET1 capital partially offset by a £3.8 billion increase in RWAs.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders in the period of £1.3 billion and other movements on reserves and regulatory adjustments of £0.2 billion partially offset by a foreseeable ordinary dividend accrual of £0.6 billion.

RWAs £187.0bn (2024 - £183.2bn)
Total RWAs increased by £3.8 billion to £187.0 billion mainly reflecting:
   -an increase in operational risk RWAs of £2.2 billion following the annual recalculation.
   -an increase in credit risk RWAs of £0.9 billion, primarily driven by lending growth partially offset by reductions due to active RWA management. Further increase driven by CRD IV model updates within Retail Banking and Commercial & Institutional.
   -an increase in market risk RWAs of £0.5 billion, driven by an SVaR increase due to movement in FX risk and a decrease in VaR due to interest rate risk.
   -an increase in counterparty credit risk RWAs of £0.2 billion driven by an increase in securities financing transactions.

MREL ratio 32.7% (2024 – 33.0%)
The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio decreased to 32.7% driven by a £3.8 billion increase in RWAs partially offset by a £0.7 billion increase in MREL. MREL increased to £61.2 billion driven by a £2.4 billion increase in eligible capital partially offset by a £1.6 billion decrease in senior unsecured debt.

The capital increase was driven by CET1 movements and the issuance of a £0.7 billion Additional Tier 1 instrument and a €1.0 billion subordinated debt Tier 2 instrument.

The decrease in senior unsecured debt was driven by the redemption of a €1.5 billion debt instrument and foreign exchange movements.

UK leverage ratio 5.2% (2024 – 5.0%)
The leverage ratio increased by 20 basis points to 5.2% due to a £1.5 billion increase in Tier 1 capital partially offset by a £5.3 billion increase in leverage exposure. The key drivers in the leverage exposure were an increase in trading assets and other off balance sheet items.

Liquidity portfolio £222.1bn (2024 - £222.3bn)
The liquidity portfolio decreased by £0.2 billion to £222.1 billion compared with Q4 2024. Primary liquidity increased by £2.0 billion to £163.1 billion, driven by an increase in customer deposits and issuance partially offset by increased lending. Secondary liquidity decreased by £2.2 billion due to a reduced pre-positioned collateral at the Bank of England.

LCR spot 150% (2024 – 150%)	The spot Liquidity Coverage Ratio (LCR) of 150%, unchanged compared with Q4 2024 primarily due to increased lending partially offset by increased issuance.
LCR average 151% (2024 – 151%)

NSFR spot 136% (2024 – 137%)	The spot Net Stable Funding Ratio (NSFR) of 136% decreased 1% compared with Q4 2024 driven by increased lending offset by increased issuance.
NSFR average 137% (2024 – 137%)

Risk and capital management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 31 March 2025	13.8%	17.0%	20.6%
Headroom (3,4)	3.3%	4.4%	5.2%

(1)
The UK countercyclical capital buffer (CCyB) rate is currently being maintained at 2%. The rate may vary in either direction in the future, depending on how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rates set in those jurisdictions.

(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2024 was CET1 3.1%, Total Tier 1 3.9% and Total capital 4.3%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The tables below show key prudential metrics calculated in accordance with current PRA rules.

	31 March	31 December
	2025	2024
Capital adequacy ratios (1)%		%
CET1	13.8	13.6
Tier 1	17.0	16.5
Total	20.6	19.7

Capital	£m	£m
Tangible equity	28,025	26,482

Expected loss less impairment	(39)	(27)
Prudential valuation adjustment	(230)	(230)
Deferred tax assets	(1,007)	(1,084)
Own credit adjustments	18	28
Pension fund assets	(151)	(147)
Cash flow hedging reserve	1,314	1,443
Foreseeable ordinary dividends	(1,875)	(1,249)
Adjustment for trust assets (2)	(365)	(365)
Adjustments under IFRS 9 transitional arrangements	-	33
Other adjustments for regulatory purposes	41	44
Total regulatory adjustments	(2,294)	(1,554)

CET1 capital	25,731	24,928

Additional AT1 capital	6,005	5,259
Tier 1 capital	31,736	30,187

Tier 2 capital	6,721	5,918
Total regulatory capital	38,457	36,105

Risk-weighted assets (1)
Credit risk	149,015	148,078
Counterparty credit risk	7,342	7,103
Market risk	6,689	6,219
Operational risk	23,959	21,821
Total RWAs	187,005	183,221
For the footnotes to the table refer to the following page.

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	31 March	31 December
	2025	2024
Leverage	£m	£m
Cash and balances at central banks	99,045	92,994
Trading assets	53,294	48,917
Derivatives	62,853	78,406
Financial assets	469,628	469,599
Other assets	25,212	18,069
Total assets	710,032	707,985
Derivatives
- netting and variation margin	(60,701)	(76,101)
- potential future exposures	16,859	16,692
Securities financing transactions gross up	2,164	2,460
Other off balance sheet items	60,927	59,498
Regulatory deductions and other adjustments	(18,508)	(11,014)
Claims on central banks	(95,520)	(89,299)
Exclusion of bounce back loans	(2,114)	(2,422)
UK leverage exposure	613,139	607,799
UK leverage ratio (%) (3)	5.2	5.0

(1)
The IFRS 9 transitional capital rules in respect of ECL provisions no longer apply as of 1 January 2025. (The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs. Excluding this adjustment at 31 December 2024, the CET1 ratio was 13.6%, Tier 1 capital ratio was 16.5% and the Total capital ratio was 19.7%).

(2)	Prudent deduction in respect of agreement with the pension fund.
(3)
The UK leverage exposure and Tier 1 capital are calculated in accordance with current PRA rules. The IFRS 9 transitional capital rules in respect of ECL no longer apply as of 1 January 2025. (Excluding the IFRS 9 transitional adjustment, the UK leverage ratio at 31 December 2024 was 5.0%).

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the three months ended 31 March 2025.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2024	24,928	5,259	5,918	36,105
Attributable profit for the period	1,252	-	-	1,252
Foreseeable ordinary dividends	(626)	-	-	(626)
Foreign exchange reserve	(27)	-	-	(27)
FVOCI reserve	42	-	-	42
Own credit	(10)	-	-	(10)
Share based remuneration and shares vested under employee share schemes	99	-	-	99
Goodwill and intangibles deduction	48	-	-	48
Deferred tax assets	77	-	-	77
Prudential valuation adjustments	-	-	-	-
New issues of capital instruments	-	746	823	1,569
Foreign exchange movements	-	-	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	(33)	-	-	(33)
Expected loss less impairment	(12)	-	-	(12)
Other movements	(7)	-	-	(7)
At 31 March 2025	25,731	6,005	6,721	38,457

  -
For CET1 movements refer to the key points on page 21.

  -
The AT1 movement reflects the £0.7 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in March 2025.

  -
Tier 2 movements of £0.8 billion include an increase of £0.8 billion for a €1.0 billion 3.723% per cent Fixed to Fixed Rate Reset Tier 2 Notes 2035 issued in February 2025 partially offset by immaterial foreign exchange movements on Tier 2 instruments.

Risk and capital management continued

Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk (1)	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	148.1	7.1	6.2	21.8	183.2
Foreign exchange movement	(0.2)	-	-	-	(0.2)
Business movement	0.1	0.2	0.5	2.2	3.0
Risk parameter changes	0.2	-	-	-	0.2
Methodology changes	-	-	-	-	-
Model updates	0.8	-	-	-	0.8
Acquisitions and disposals	-	-	-	-	-
At 31 March 2025	149.0	7.3	6.7	24.0	187.0

(1)	Operational risk annual recalculation is performed at Q1 based on the previous three years audited income.

The table below analyses segmental RWAs.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Foreign exchange movement	-	-	(0.2)	-	(0.2)
Business movement	0.6	0.3	2.5	(0.4)	3.0
Risk parameter changes	0.3	-	(0.1)	-	0.2
Methodology changes	-	-	-	-	-
Model updates	0.4	-	0.4	-	0.8
Acquisitions and disposals	-	-	-	-	-
At 31 March 2025	66.8	11.3	107.3	1.6	187.0

Credit risk	57.7	9.7	80.2	1.4	149.0
Counterparty credit risk	0.3	-	7.0	-	7.3
Market risk	0.1	-	6.6	-	6.7
Operational risk	8.7	1.6	13.5	0.2	24.0
Total RWAs	66.8	11.3	107.3	1.6	187.0

Total RWAs increased by £3.8 billion to £187.0 billion during the period mainly reflecting:

  -
A reduction in risk-weighted assets from foreign exchange movements of £0.2 billion due to sterling appreciation versus the US dollar and depreciation versus the euro.
  -
An increase in business movements of £3.0 billion was primarily driven by the annual recalculation of operational risk and an increase in market risk and counterparty credit risk. Increases in credit risk from lending growth were partially offset by reductions due to active RWA management.
  -
An increase in risk parameters of £0.2 billion primarily driven by movements in risk metrics within Retail Banking and Commercial & Institutional.
  -
An increase in model updates of £0.8 billion driven by CRD IV model updates within Retail Banking and Commercial & Institutional.

Risk and capital management continued

Capital, liquidity and funding risk continued
Liquidity portfolio
The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.

	31 March 2025			31 December 2024
	NatWest	NWH	UK Dol	NatWest	NWH	UK Dol
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	95,121	63,979	63,308	88,617	58,313	57,523
High quality government/MDB/PSE and GSE bonds (3)	55,545	40,551	40,551	58,818	43,275	43,275
Extremely high quality covered bonds	4,341	4,340	4,340	4,341	4,340	4,340
LCR level 1 Eligible Assets	155,007	108,870	108,199	151,776	105,928	105,138
LCR level 2 Eligible Assets (4)	8,084	6,738	6,738	9,271	7,957	7,957
Primary liquidity (HQLA) (5)	163,091	115,608	114,937	161,047	113,885	113,095
Secondary liquidity	59,021	58,991	58,991	61,230	61,200	61,200
Total liquidity value	222,112	174,599	173,928	222,277	175,085	174,295

(1)
NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)	Includes Level 2A and Level 2B.
(5)	High-quality liquid assets abbreviated to HQLA.

Condensed consolidated income statement

for the period ended 31 March 2025 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Interest receivable	6,315	6,453	6,055
Interest payable	(3,289)	(3,485)	(3,404)
Net interest income	3,026	2,968	2,651
Fees and commissions receivable	802	797	770
Fees and commissions payable	(189)	(179)	(177)
Trading income	284	218	129
Other operating income	57	21	102
Non-interest income	954	857	824
Total income	3,980	3,825	3,475
Staff costs	(1,069)	(949)	(1,062)
Premises and equipment	(294)	(348)	(293)
Other administrative expenses	(350)	(666)	(424)
Depreciation and amortisation	(266)	(304)	(273)
Operating expenses	(1,979)	(2,267)	(2,052)
Profit before impairment losses	2,001	1,558	1,423
Impairment losses	(189)	(66)	(93)
Operating profit before tax	1,812	1,492	1,330
Tax charge	(471)	(233)	(339)
Profit from continuing operations	1,341	1,259	991
Profit/(loss) from discontinued operations, net of tax	-	69	(4)
Profit for the period	1,341	1,328	987

Attributable to:
Ordinary shareholders	1,252	1,248	918
Paid-in equity holders	90	81	60
Non-controlling interests	(1)	(1)	9
	1,341	1,328	987

Earnings per ordinary share - continuing operations	15.5p	14.5p	10.5p
Earnings per ordinary share - discontinued operations	-	0.8p	-
Total earnings per share attributable to ordinary shareholders - basic	15.5p	15.3p	10.5p
Earnings per ordinary share - fully diluted continuing operations	15.4p	14.4p	10.4p
Earnings per ordinary share - fully diluted discontinued operations	-	0.8p	-
Total earnings per share attributable to ordinary shareholders - fully diluted	15.4p	15.2p	10.4p

Condensed consolidated statement of comprehensive income

for the period ended 31 March 2025 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Profit for the period	1,341	1,328	987
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	6	(74)	(36)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	4	(8)	(23)
FVOCI financial assets	14	(10)	(13)
Tax	2	20	31
	26	(72)	(41)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	34	(46)	45
Cash flow hedges (1)	183	(110)	(66)
Currency translation	(30)	124	(25)
Tax	(62)	43	3
	125	11	(43)
Other comprehensive income/(loss) after tax	151	(61)	(84)
Total comprehensive income for the period	1,492	1,267	903

Attributable to:
Ordinary shareholders	1,403	1,187	834
Paid-in equity holders	90	81	60
Non-controlling interests	(1)	(1)	9
	1,492	1,267	903
(1)	Refer to footnote 2 and 3 of the consolidated statement of changes in equity.

Condensed consolidated balance sheet

as at 31 March 2025 (unaudited)

	31 March	31 December
	2025	2024
	£m	£m
Assets
Cash and balances at central banks	99,045	92,994
Trading assets	53,294	48,917
Derivatives	62,853	78,406
Settlement balances	9,261	2,085
Loans to banks - amortised cost	6,894	6,030
Loans to customers - amortised cost	398,806	400,326
Other financial assets	63,928	63,243
Intangible assets	7,537	7,588
Other assets	8,414	8,396
Total assets	710,032	707,985

Liabilities
Bank deposits	34,120	31,452
Customer deposits	434,617	433,490
Settlement balances	9,257	1,729
Trading liabilities	57,489	54,714
Derivatives	56,386	72,082
Other financial liabilities	61,905	61,087
Subordinated liabilities	7,004	6,136
Notes in circulation	3,215	3,316
Other liabilities	4,432	4,601
Total liabilities	668,425	668,607

Equity
Ordinary shareholders' interests	35,562	34,070
Other owners' interests	6,029	5,280
Owners' equity	41,591	39,350
Non-controlling interests	16	28
Total equity	41,607	39,378

Total liabilities and equity	710,032	707,985

Condensed consolidated statement of changes in equity

for the period ended 31 March 2025 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (1)	earnings	value	hedging (2,3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders
and other equity owners				1,342					1,342	(1)	1,341

Other comprehensive income
Realised gains in period on FVOCI equity shares				(2)	2				-		-
Remeasurement of retirement benefit schemes				6					6		6
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				4					4		4
Unrealised gains					56				56		56
Amounts recognised in equity						(112)			(112)		(112)
Retranslation of net assets							(24)		(24)		(24)
Losses on hedges of net assets							(6)		(6)		(6)
Amount transferred from equity to earnings					(8)	295	-		287		287
Tax				(1)	(8)	(54)	3		(60)		(60)
Total comprehensive income/(loss)	-	-	-	1,349	42	129	(27)	-	1,493	(1)	1,492

Transactions with owners
Paid-in equity dividends paid				(90)					(90)		(90)
Securities issued in the period (4)		749							749		749
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Employee share schemes				(9)					(9)		(9)
Shares vested under employee share schemes			64	30					94		94
Share-based renumeration				14					14		14
At 31 March 2025	10,133	6,029	2,414	12,710	(61)	(1,314)	799	10,881	41,591	16	41,607

(1)	Other statutory reserves consist of Capital redemption reserves of £3,218 million and Own shares held reserves of (£804) million.
(2)
The change in the cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and an increase in swap rates in the longer tenors in the year, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.

(3)
The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks, bank deposits and customer deposits.

(4)	The issuance above is after netting of issuance fees of £1.6 million, and the associated tax credit of £0.4 million.

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2024 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Litigation

NatWest Group plc’s 2024 Annual Report and Accounts, issued on 14 February 2025, included disclosures about NatWest Group's litigation and regulatory matters in Note 25. Set out below are the material developments in those matters (all of which have been previously disclosed) since publication of the 2024 Annual Report and Accounts.

FX litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, subject to court approval of that settlement. The settlement amount is covered in full by an existing provision.

3. Post balance sheet events

On 20 June 2024 NatWest Group announced it had entered into an agreement with Sainsbury's Bank plc (Sainsbury's Bank) to acquire the retail banking assets and liabilities of Sainsbury's Bank which comprised its outstanding credit card, unsecured personal loan and saving accounts. The acquisition completed on 1 May 2025.

NatWest Group acquired approximately £2.5 billion of gross customer assets, comprising £1.4 billion of unsecured personal loans and £1.1 billion of credit card balances, together with approximately £2.7 billion of customer deposits.

The transaction adds around one million customer accounts and results in a day 1 ECL charge of c.£0.1 billion, increases RWAs by c.£1.8 billion and decreases the CET1 ratio by 16 basis points.

Other than as disclosed in this document, there have been no significant events between 31 March 2025 and the date of approval of this announcement that would require a change to, or additional disclosure, in the announcement.

Presentation of information

‘Parent company’ refers to NatWest Group plc, and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWM N.V. Group’ refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘RBSI Ltd’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2024 will be filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contacts
Analyst enquiries: Claire Kane, Investor Relations +44 (0) 20 7672 1758
Media enquiries:  NatWest Group Press Office +44 (0) 131 523 4205

Management presentation
Date: Time: Zoom ID:	2 May 2025 9:30 AM UK time 922 5870 0106

Available at natwestgroup.com/results
  -
Q1 2025 Interim Management Statement and presentation slides.
  -
A financial supplement containing income statement, balance sheet and segment performance for the five quarters ended 31 March 2025.
  -
NatWest Group Pillar 3 supplement at 31 March 2025.

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words, such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘outlook’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document may include forward-looking statements relating , but not limited to: NatWest Group’s outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2024 Annual Report and Accounts on Form 20-F, NatWest Group’s Interim Management Statement for Q1 2025, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 36.
The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segment performance on pages 10-12 for components of calculation.
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity. The exclusion of Central items & other removes the volatility relating to Treasury repo activity.
These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 30 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values..
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 37.
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.
The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio, calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group return on tangible equity Refer to table 7. NatWest Group return on tangible equity on page 38.
NatWest Group return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity, calculated as profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued

Measure	Description
Net interest margin (NIM) and average interest earning assets Refer to Segment performance on pages 10-12 for components of calculation.
Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising of debt securities. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 10-12 for components of calculation.
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity.
This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 37.
The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segmental return on equity Refer to table 8. Segmental return on equity on page 38.
Segmental return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 36.
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share calculated as ordinary shareholders’ interests divided by the number of ordinary shares in issue.

Total combined assets and liabilities (CAL) - Private Banking Refer to table 6. Total combined assets and liabilities (CAL) - Private Banking on page 37.
CAL refers to customer deposits, net loans to customers and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.
The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 36.
Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued

1. Total income excluding notable items
	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Continuing operations
Total income	3,980	3,825	3,475
Less notable items
Commercial & Institutional
Own credit adjustments (OCA)	6	(4)	(5)
Central items & other
Share of associate profits/(losses) for Business Growth Fund	15	(1)	7
Interest and foreign exchange risk management derivatives not in hedge accounting relationships	7	19	59
Foreign exchange recycling losses	-	(30)	-
Tax interest on prior periods	-	(31)	-
	28	(47)	61
Total income excluding notable items	3,952	3,872	3,414

2. Cost:income ratio (excl. litigation and conduct)

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Continuing operations
Operating expenses	1,979	2,267	2,052
Less litigation and conduct costs	(44)	(153)	(24)
Other operating expenses	1,935	2,114	2,028

Total income	3,980	3,825	3,475

Cost:income ratio	49.7%	59.3%	59.1%
Cost:income ratio (excl. litigation and conduct)	48.6%	55.3%	58.4%

3. Tangible net asset value (TNAV) per ordinary share

	Quarter ended or as at
	31 March	31 December	31 March
	2025	2024	2024
Ordinary shareholders’ interests (£m)	35,562	34,070	33,958
Less intangible assets (£m)	(7,537)	(7,588)	(7,598)
Tangible equity (£m)	28,025	26,482	26,360
Ordinary shares in issue (millions) (1)	8,067	8,043	8,727

NAV per ordinary share (pence)	441p	424p	389p
TNAV per ordinary share (pence)	347p	329p	302p

(1)	The number of ordinary shares in issue excludes own shares held.
Non-IFRS financial measures continued

4. Operating expenses excluding litigation and conduct

	Quarter ended
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Other operating expenses
Staff expenses	1,055	938	1,047
Premises and equipment	294	348	293
Other administrative expenses	320	524	415
Depreciation and amortisation	266	304	273
Total other operating expenses	1,935	2,114	2,028

Litigation and conduct costs
Staff expenses	14	11	15
Other administrative expenses	30	142	9
Total litigation and conduct costs	44	153	24

Total operating expenses	1,979	2,267	2,052
Total operating expenses excluding litigation and conduct	1,935	2,114	2,028

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Loans to customers - amortised cost	398,806	400,326	378,010
Less reverse repos	(30,258)	(34,846)	(23,120)
Loans to customers - amortised cost (excl. reverse repos)	368,548	365,480	354,890
Customer deposits	434,617	433,490	432,793
Less repos	(1,070)	(1,363)	(11,437)
Customer deposits (excl. repos)	433,547	432,127	421,356
Loan:deposit ratio (%)	92%	92%	87%
Loan:deposit ratio (excl. repos and reverse repos) (%)	85%	85%	84%

6. Total combined assets and liabilities (CAL) - Private Banking

	As at
	31 March	31 December	31 March
	2025	2024	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.4	18.2	18.2
Customer deposits	41.2	42.4	37.8
Assets under management and administration (AUMA)	48.5	48.9	43.1
Less investment cash included in both customer deposits and AUMA	(1.2)	(1.1)	(1.2)
Total combined assets and liabilities (CAL)	106.9	108.4	97.9
Non-IFRS financial measures continued

7. NatWest Group return on tangible equity

	Quarter ended or as at
	31 March	31 December	31 March
	2025	2024	2024
	£m	£m	£m
Profit attributable to ordinary shareholders	1,252	1,248	918
Annualised profit attributable to ordinary shareholders	5,008	4,992	3,672

Average total equity	40,354	38,915	37,490
Adjustment for average other owners' equity and intangible assets	(13,228)	(12,703)	(11,684)
Adjusted total tangible equity	27,126	26,212	25,806

Return on equity	12.4%	12.8%	9.8%
Return on tangible equity	18.5%	19.0%	14.2%

8. Segmental return on equity

	Quarter ended 31 March 2025			Quarter ended 31 December 2024			Quarter ended 31 March 2024
	Retail	Private	Commercial &	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	750	77	1,020	677	75	861	489	33	769
Paid-in equity cost allocation (£m)	(23)	(4)	(63)	(23)	(5)	(53)	(16)	(4)	(40)
Adjustment for tax (£m)	(204)	(20)	(239)	(183)	(20)	(202)	(132)	(8)	(182)
Adjusted attributable profit (£m)	523	53	718	471	50	606	341	21	547
Annualised adjusted attributable profit (£m)	2,092	212	2,872	1,884	202	2,424	1,362	84	2,187
Average RWAe (£bn)	66.9	11.1	106.8	65.6	11.0	106.0	61.7	11.2	109.0
Equity factor	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.6	1.2	14.8	8.8	1.2	14.6	8.3	1.3	15.0
Return on equity (%)	24.5%	17.1%	19.3%	21.4%	16.3%	16.6%	16.5%	6.7%	14.6%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA
AUMA comprises both assets under management (AUM) and assets under administration (AUA) serviced through the Private Banking segment. AUM comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.
AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.
This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA income
AUMA income includes investment income which reflects an ongoing fee as percentage of assets and transactional income related to investment services comprised of one-off fees for advice services, trading and exchange services, protection and alternative investing services.
AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.

AUMA net flows
AUMA net flows represents assets under management and assets under administration.
AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

Climate and sustainable funding and financing
The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	02 May 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary